Exhibit 8.1

List of Principal Subsidiaries

Name	Place of Incorporation

Subsidiaries

Giganology (Shenzhen) Co., Ltd.	PRC

Xunlei Network Technologies Limited	British Virgin Islands

Xunlei Network Technologies Limited	Hong Kong

Xunlei Computer (Shenzhen) Co., Ltd.	PRC

HK Onething Technologies Limited	Hong Kong

Onething Co., Ltd.	Thailand

Variable Interest Entity

Shenzhen Xunlei Networking Technologies, Co., Ltd.	PRC

Subsidiaries of Variable Interest Entity

Shenzhen Onething Technologies Co., Ltd.	PRC

Xunlei Games Development (Shenzhen) Co., Ltd.	PRC

Shenzhen Xunlei Wangwenhua Co., Ltd.	PRC

Shenzhen Zhuolian Software Co., Ltd.	PRC

Beijing Onething Technologies Co., Ltd.	PRC

Shenzhen Crystal Interactive Technologies Co., Ltd.	PRC

Henan Tourism Information Co., Ltd.	PRC

Beijing Xunjing Technology Co., Ltd.	PRC